UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Plains Exploration & Production Company
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
726505100
(CUSIP Number)
October 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	726505100

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,535,683

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,535,683

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,535,683

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON SCHEDULE 13G.

CUSIP No.	726505100

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,617

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,159,617

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,617

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON SCHEDULE 13G.

CUSIP No.	726505100

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,695,300

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,695,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,695,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED. PURSUANT TO SECTION 240.13D-1(C), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON SCHEDULE 13G.

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.01 (the “Common Stock”) of Plains Exploration & Production Company, a Delaware corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree Recovery. Fir Tree is the investment manager of both Fir Tree Value and Fir Tree Recovery.

Item 1 (a)	Name of Issuer.

Plains Exploration & Production Company

Item 1 (b)	Address of Issuer’s Principal Executive Offices.

700 Milam Street, Suite 3100 Houston, Texas 77002

Item 2 (a)	Name of Person Filing.

Item 2 (b)	Address of Principal Business Office.

Item 2 (c)	Place of Organization.

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc. is the investment manager for each of Fir Tree Value and Fir Tree Recovery and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.

Item 2 (d)	Title of Class of Securities.

Common stock, par value $0.01 (the “Common Stock”).

Item 2 (e)	CUSIP Number.

726505100

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Fir Tree Value and Fir Tree Recovery are the beneficial owners of 5,535,683 shares of Common Stock and 1,159,617 shares of Common Stock, respectively (which includes the shares underlying American-style call options exercisable through dates ranging from October 19, 2007 to February 15, 2008). Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Recovery as a result of being the investment manager of Fir Tree Value and Fir Tree Recovery.

(b)	Fir Tree Value and Fir Tree Recovery are the beneficial owners of 7.6% and 1.6%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 6,695,300 shares of Common Stock which represent 9.2% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 72,766,033, the number of shares of Common Stock issued and outstanding as of September 25, 2007 according to the Issuer’s Proxy Statement/Prospectus filed with the Securities and Exchange Commission on October 1, 2007.

(c)	Fir Tree Value may direct the vote and disposition of 5,535,683 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 1,159,617 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Fir Tree Value and Fir Tree Recovery.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1	Press Release dated October 9, 2007.

Exhibit 2	Joint Filing Agreement dated as of August 17, 2007 among Fir Tree Value Master Fund, L.P., Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 10, 2007

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President